Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 APR 23 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

20th April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 11

04024517

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 19th April 2004;
2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 19th April 2004;
3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 19th April 2004; and
4. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 19th April 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
APR 26 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

CMF/nay/ADR

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 19-04-2004 05:56:51 PM
Submitted by S DARBY on 19-04-2004 05:59:42 PM
Reference No CU-040412-2267C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 6,797,400 shares)

Commerce Asset Fund Manager Sdn. Bhd.
(Disposal of 296,000 shares)

Nomura Asset Management Singapore Limited
(Acquisition of 1,090,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 09-03-2004	* 550,000	
Disposed	10-03-2004	300,300	
Disposed	09-03-2004	296,000	
Disposed	11-03-2004	1,003,700	
Disposed	12-03-2004	20,000	
Acquired	11-03-2004	450,000	
Acquired	12-03-2004	450,000	
Disposed	15-03-2004	500,000	
Acquired	15-03-2004	190,000	
Disposed	18-03-2004	1,547,000	
Disposed	19-03-2004	1,670,000	
Disposed	22-03-2004	1,206,000	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**337,349,305**
Direct (%)	:	**14.43**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**337,349,305**
* Date of notice	:	**22-03-2004**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 10th, 12th, 16th, 18th and 22nd March 2004.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 19-04-2004 05:56:51 PM
Submitted by S DARBY on 19-04-2004 05:59:44 PM
Reference No CU-040412-40314

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 32,000,000 shares
Disposal of 1,957,700 shares)

PHEIM Asset Management Sdn. Bhd.
(Disposal of 50,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 23-03-2004	* 328,100	
Disposed	24-03-2004	876,000	
Disposed	24-03-2004	50,000	
Disposed	25-03-2004	415,000	
Disposed	26-03-2004	172,300	
Acquired	29-03-2004	32,000,000	
Disposed	31-03-2004	166,300	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**

* Nature of interest	:	**Direct**
Direct (units)	:	**367,341,605**
Direct (%)	:	**15.68**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**367,341,605**
* Date of notice	:	**01-04-2004**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 24th, 26th, 30th and 1st April 2004.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 19-04-2004 05:56:52 PM
Submitted by S DARBY on 19-04-2004 05:59:49 PM
Reference No CU-040412-E63A9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **31-03-2004**	* **670,000**	
Disposed	**01-04-2004**	**417,500**	

* Circumstances by reason of which change has occurred : **Sale of shares by the Company**
* Nature of interest : **Direct**
Direct (units) : **694,155,232**
Direct (%) : **29.63**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **694,155,232**

* Date of notice : **01-04-2004**

Remarks :

The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd.- Skim Amanah Saham Bumiputera were dated 31st March and 1st April 2004.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 19-04-2004 05:56:52 PM
Submitted by S DARBY on 19-04-2004 05:59:46 PM
Reference No CU-040412-7027D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

**Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **24-03-2004**	* **199,500**	
Disposed	**25-03-2004**	**500,000**	
Disposed	**26-03-2004**	**1,400,000**	
Disposed	**31-03-2004**	**56,700**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **290,636,800**
Direct (%) : **12.41**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **290,636,800**

* Date of notice : **31-03-2004**

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 24th, 25th, 26th and 31st March 2004.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 19-04-2004 05:56:51 PM
Submitted by S DARBY on 19-04-2004 05:59:41 PM
Reference No CU-040412-FFC33

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : ***c/o* Permodalan Nasional Berhad**
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **24-03-2004**	* **199,500**	
Disposed	**25-03-2004**	**500,000**	
Disposed	**26-03-2004**	**1,400,000**	
Disposed	**31-03-2004**	**56,700**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**
Direct (units) : **290,636,800**
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) : **12.41**

* **Total no of securities after change** : **290,636,800**

* Date of notice : **31-03-2004**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 24th, 25th, 26th and 31st March 2004.